VIA EDGAR

January 19, 2012

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iPass Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 000-50327

Dear Ms. Collins:

Thank you for your time on January 9th, and for giving us the opportunity to discuss with you and the Staff our thoughts and points of view on our business and how they correlate to the various accounting and disclosure topics covered in your comments received by letter dated December 19, 2011, with respect to iPass’ Form 10-K listed above (the “Comments”). We thought it was a very productive call and we appreciate the Staff’s point of view and perspectives on the topics that we discussed.

On behalf of iPass Inc. (“iPass” or the “Company”), we are pleased to respond to the Staff’s request for additional information in the paragraphs below that are numbered to correspond to the numbering of the Comments for the Staff’s convenience.

FILING/SECTION:

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations

General

STAFF COMMENT #1

We note your response to prior comment 1 where you state that your EMS and MNS contracts typically provide for an early termination option, which may be exercised by the customer for a fee and as a result you have determined that these contracts are not “firm orders” within the meaning of Item 101(c)(1)(viii) of Regulation S-K. Please describe further the termination provisions of these contracts and ensure your response addresses the fees payable upon early termination. Also, tell us the significance of these fees to the total contract value and explain further how you considered such significance in determining that these contracts do not represent firm orders to deliver services.

COMPANY RESPONSE:

As discussed with the Staff, we have performed significant additional research to determine how the details of our contracts with our customers apply to the Staff’s Comments. Accordingly, we are pleased to provide additional information to the Staff and believe that we have a good amount of information to share that will provide insights into our business and these topics.

From a high-level perspective, we thought it would be helpful to frame-out for the Staff the nature of our business and customer relationships in order to gain additional insights into what information is meaningful and helpful to understanding the drivers, operations and results of the Company’s business. Overall, iPass operates in two business segments: our primary business involves our enterprise mobility offerings (which we’ve referred to as our Enterprise Mobility Services or “EMS”) in which we provide Fortune 1000 enterprise customers and global telecommunication carriers with a cloud-based SaaS platform for managing the mobile network connections of their employees and wireless subscribers, respectively. We also operate our Managed Network Services (or “MNS”) business that involves the sale of fixed broadband endpoint management services to branch and retail stores that includes large companies in the financial services industry (such as large insurance companies and brokerages), and retail stores from large home products providers to clothing and apparel retailers.

We would like to highlight for the Staff some additional information about the way we run our MNS business that we considered in our determination not to disclose MNS backlog in our Form 10-K. Insofar as the element regarding the firm-order nature of these contracts, we thought it was relevant to highlight that while our MNS contracts generally require customers to pay an early termination fee (equal to the contract’s minimum monthly commitment multiplied by the number of months remaining under the agreement), to-date, we have not received any requests for early termination of an MNS contract. Insofar as the concept of a backlog metric, we have not historically calculated or tracked backlog for our MNS business. We do not manage our MNS business based on this metric and we have not communicated, nor have we been asked by our investors to communicate, about such a metric. On the contrary, we forecast our MNS revenues based on our expected growth in endpoint numbers, customer numbers and total revenue growth rather than minimum dollar commitments. Nonetheless, given that we have a MNS customer base of just under 50 enterprises and we have relatively standardized contracts in the MNS business, we were able to go back through these contracts and manually compute an estimate of future minimum commitments across the MNS customer base. We determined that these commitments aggregate approximately $11.0 million in 2012, $4.7 million in 2013, and $1.9 million in 2014.

Given the disparity between total Company revenue, MNS segment revenue and the relatively small MNS minimum commitments, we believe that the presentation of this MNS minimum commitment dollars as backlog is not a meaningful or material metric and is potentially misleading to an investor. We believe that the MNS commitment level is not material to investors in iPass and those who may rely on the Company’s financial statements as MNS is the smaller of our two segments and, accordingly, the impact of the MNS commitments to our total revenue is not significant. We give consideration to the insignificance of such commitments and what we believe is their potential for misleading investors and have determined not to disclose MNS backlog in our filings. Rather we have included discussions about revenue growth in our Results of Operations section within the MD&A and we also commit to include additional discussions on customer additions and the number of MNS endpoints in the MD&A in our upcoming Form 10-K for fiscal 2011.

We would now like to provide some additional insights and information about our EMS business and explain how that business differs from our MNS operations and impacts our determination to not disclose EMS backlog in our Form 10-K. The majority of our EMS customers are large Fortune 1000 customers with whom our contracts are highly negotiated and highly customized, and which have significant variability in terms and conditions, including early termination provisions. Specifically, while many of our EMS contracts require customers to pay an early termination fee equal to the minimum monthly commitment for the months remaining under the term of the agreement, there are a large number of contracts in place that do not have such terms. These contracts, either (i) do not include any negotiated early termination clauses, or (ii) do have minimum monthly commitments, but because the contract term is on a month-to-month basis there is no resulting early termination fee.

The significant variability in our contractual terms and conditions makes it difficult for us to quantify our minimum customer commitments. Further, our ERP and production systems were not designed/set-up historically to calculate backlog or minimum commitments on EMS contracts. Any quantification of such amounts for our customer commitments would need to be calculated manually; this would be a materially burdensome activity for the Company in terms of both time and cost given that we have more than 2,000 active billing accounts under contract, many of which date back more than 10 years and have multiple amendments.

Another important factor in our consideration not to disclose EMS backlog is that we believe (i) our customer commitments or backlog is not a predictor of future EMS revenues, and (ii) disclosure of such a metric would be misleading to our investors. Our EMS business is primarily a usage-based business, the revenue for which is impacted by three key variables that change every month and across every customer, namely: (i) the number of users at each enterprise customer and carrier partner, (ii) the type of services (e.g., platform, network and other services) that each user may use in a given month, and (iii) how much of each of those services that they use. Accordingly, there is a non-linear relationship between our EMS revenues and any monthly minimum commitment metric. For example, one of our Fortune 50 customers has a minimum user commitment of 1,000 platform users at a fee of $2 per user per month resulting in a minimum commitment of $2,000 per month. However, their actual number of users currently approximates 14,000 resulting in monthly platform based revenue of $28,000 and they indicate that they are in the process of deploying our EMS offering to a targeted 30,000 to 40,000 users across their company. The revenue derived from this customer is typical of our EMS contracts and has little correlation to the initial minimum commitment. Minimum commitments in our customer contracts can be viewed as a dynamic which serves to motivate customers to deploy our EMS mobility platform across their company and to some extent, is a mechanism by which we negotiate better incremental pricing.

Over the past two years, our new management team and board of directors have made significant efforts to enhance our EMS mobility platform and network services. A key part of our business strategy is that when signing customers to our mobility platform, we have the goal of driving the deployment and use of our services rather than trying to gain large-dollar upfront commitments. Our data shows that customers who adopt this platform are deploying more users, using the service more frequently and are generating more network traffic, all of which is not correlated with minimum commitments. As such, it is not our business strategy to lock our customers into high dollar commitments that may cause friction in customer deployment. Correspondingly, instead of providing backlog disclosures in our filings that can be potentially misleading, we have focused on disclosing user metrics such as the average number of monthly monetized users and more recently, our Open Mobile monetized user metrics, as indicators of the penetration and usage of our services.

STAFF COMMENT #2

To the extent that your EMS and MNS contract bookings are expected to have a significant impact on the variability of your revenues and results of operations, tell us how you considered including both a quantitative and qualitative discussion of such bookings in MD&A. In this regard, while your response indicates that these contracts are cancellable for a fee; this would not necessarily preclude you from including a discussion regarding the impact of these bookings on your operations. We refer you to Section III.B.1 of SEC Release No. 34-48960.

As discussed above in our response to Staff Comment #1, our EMS and MNS contract bookings do not have, and are not expected to have, a significant impact on the variability of the Company’s revenue and results of operations. Our revenues and results of operations are impacted by customer usage as well as external factors such as the onset of free Wi-Fi in the U.S. and the migration of users from dial-up to broadband services which we discuss in our filings. Our considerations to refrain from calculating and disclosing contract bookings in the MD&A are discussed above in our response to Staff Comment #1.

Results of Operations

Provision for Income Taxes, page 38

STAFF COMMENT #3

We note from your response to prior comment 2 that income from your foreign operations has been relatively consistent over the past three years. However, based on the information provided in the table on page 62, it appears that the impact of foreign operations on your effective tax rate for the last three fiscal years has not been so consistent. Please explain further how you have addressed the varying impact of the foreign taxes on your effective tax rate for each of the last three fiscal years in your results of operations discussion or tell us how you intend to change such disclosures in future filings to further explain such impact.

As we discussed with the Staff on January 9th, we are glad to provide additional information on the mechanics of our effective tax rate calculation that we believe is helpful to better understanding the dynamics with and impact of our foreign operations. As disclosed in footnote 10 on page 62, the Company’s U.S. federal statutory income tax rate was adjusted by foreign taxes to arrive at an effective tax rate in each of the three years. The U.S. federal statutory income tax rate was computed by applying U.S. federal income taxes to consolidated pre-tax loss before income taxes. For clarity, the table below provides the effective tax rate calculation for foreign taxes in both percentages and dollar amounts:

(USD in millions)	2010		2009		2008
U.S. Pre-tax losses		$(5.4)		$(15.7)		$(94.4)
Income from foreign operations		$2.1		$1.5		$1.9
Consolidated Pre-tax losses		$(3.3)		$(14.2)		$(92.5)

Federal statutory rate (%) / tax benefit ($)	35%	$(1.2)	35%	$(5.0)	35%	$(32.4)
Foreign tax benefit (in % and $)	20%	$(0.7)	1%	$(0.1)	—%	$(0.4)

The varying impact of foreign taxes on our effective tax rate over the last three years was primarily due to the significant decreases in our U.S. pre-tax losses. Accordingly, our foreign tax benefit as a percentage of our consolidated pre-tax losses has increased year-over-year. In addition, the foreign tax rate differential year-over-year increase was also impacted by an increase in foreign tax benefit resulting from an increased level of research and development services provided by our subsidiary in India which was subject to a tax holiday. An increase in the level of research and development services provided by our subsidiary in India would typically increase the amount of taxable foreign income and related income taxes in India. However, because our subsidiary in India is subject to a tax holiday, there is no resulting income tax and correspondingly, this causes an increase to our foreign tax benefit.

In order to better explain this varying impact of foreign taxes on our effective tax rate, we commit to including disclosures in our results of operations discussions in our upcoming Form 10-K for fiscal 2011 similar to the following language:

The increase in the foreign tax rate differential from 1% in 2009 to 20% in 2010 is primarily the result of the foreign tax benefit representing a larger percentage of the Company’s consolidated pre-tax losses as well as an increase in the foreign tax benefit due to the increased level of research and development services provided by our subsidiary in India for which those services were subject to a tax holiday.

* * * *

In addition, iPass acknowledges the following:

•	iPass is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iPass may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to these matters. Please do not hesitate to contact me at (650) 232-4317 or sgatoff@ipass.com should you have any questions or require any additional information.

Sincerely,

iPass Inc.

By:	/s/ Steven H. Gatoff
Steven H. Gatoff
Senior Vice President and Chief Financial Officer

cc:	Evan L. Kaplan, President and Chief Executive Officer